Exhibit 99.1

Hesai Group Announces Pricing of Global Offering

SHANGHAI, September 11, 2025 /PRNewswire/ -- Hesai Group (NASDAQ: HSAI) (“Hesai” or the “Company”), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced the pricing of its global offering (the “Global Offering”) of 19,550,000 Class B ordinary shares of the Company (the “Offer Shares”), which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”).

The final offering price for both the International Offering and the Hong Kong Public Offering (the “Offering Price”) has been set as HK$212.8 per Offer Share. Based on the ratio of one Class B ordinary share per Nasdaq-listed American depositary share (the “ADS”), the Offering Price translates to US$27.11 per ADS based on an exchange rate of HK$7.8499 to US$1.00 as of June 30, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

In addition, the Company has granted an over-allotment option to the international underwriters, exercisable by the Sponsor-OCs (as defined below) on behalf of the international underwriters, until the 30th day after the last day for lodging applications under the Hong Kong Public Offering, to require the Company to issue up to an aggregate of 2,932,500 additional Offer Shares at the Offering Price.

Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Class B ordinary shares of the Company are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on or about Tuesday, September 16, 2025 under the stock code “2525.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The gross proceeds to the Company from the Global Offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be HK$4,160.2 million (assuming the over-allotment option is not exercised). The Company plans to use the net proceeds from the Global Offering for investment in research and development, investment in its manufacturing capabilities, business development to accelerate its business expansion, and working capital and general corporate purposes.

China International Capital Corporation Hong Kong Securities Limited, Guotai Junan Capital Limited, and CMB International Capital Limited are the Joint Sponsors for the proposed Global Offering; China International Capital Corporation Hong Kong Securities Limited, Guotai Junan Securities (Hong Kong) Limited, and CMB International Capital Limited are the Sponsor-OCs for the proposed Global Offering; China International Capital Corporation Hong Kong Securities Limited, Guotai Junan Securities (Hong Kong) Limited, CMB International Capital Limited, Haitong International Securities Company Limited, BOCI Asia Limited, Futu Securities International (Hong Kong) Limited, DBS Asia Capital Limited, and ICBC International Securities Limited are the Joint Global Coordinators, Joint Bookrunners, and Joint Lead Managers for the proposed Global Offering; ABCI Capital Limited and CCB International Capital Limited are the Joint Bookrunners for the proposed Global Offering; and ABCI Securities Company Limited and CCB International Capital Limited are the Joint Lead Managers for the proposed Global Offering.

Except for the investments by cornerstone investors, the International Offering is being made only by means of a prospectus supplement and the accompanying prospectus. The accompanying prospectus is included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 5, 2025, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement dated September 5, 2025 are available on the SEC’s website at http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, Attention: Project Para Team, by telephone at +852 2872-2000 or by email at ib_project_para@cicc.com.cn, Guotai Junan Capital Limited, 27/F., Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Hong Kong, Attention: Project Para, by telephone at + 852 2509-7218 or by email at ecm.para@gtjas.com.hk, and CMB International Capital Limited, 45th Floor, Champion Tower, 3 Garden Road, Central, Hong Kong, Attention: Project Para Team, by telephone at +852 3900-0888, or by email at projectpara@cmbi.com.hk.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the SEC, the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Class B ordinary shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the Hong Kong prospectus of the Company to be dated September 8, 2025.

About Hesai

Hesai Technology (Nasdaq: HSAI) is a global leader in lidar solutions. The company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles (“ADAS”), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs (“Robotics”). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor“ provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,“ “expects,“ “anticipates,“ “aims,“ “future,“ “intends,“ “plans,“ “believes,“ “estimates,“ “confident,“ “potential,“ “continue“ or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC“), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Hesai Group

Yuanting “YT” Shi, Head of Capital Markets

Email: ir@hesaitech.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: hesai@christensencomms.com

Source: Hesai Group